UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Corporate Actions

On November 9, 2021, we executed a Deed of Conversion to convert from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law into a Dutch public company with limited liability (naamloze vennootschap). Through the Deed of Conversion, we amended our articles of association.

In our registration statement (the “Registration Statement”) on Form F-1 (no. 333-260176), we summarized our proposed articles of association upon the filing of the Deed of Conversion, and such summary accurately reflects our articles of association after the filing on the Deed of Conversion on November 9, 2021. An English translation of the Deed of Conversion is included as an exhibit to this Current Report on Form 6-K to provide investors and security holders with a complete description of its terms.

As discussed in the Registration Statement, upon the filing of the Deed of Conversion, Dr. Moritz Eidens, Alberto Libanori, Nicole Holden and Hans Hekland joined our Board of Directors, and Alberto Libanori, Nicole Holden and Hans Hekland have joined each of our Audit Committee, Compensation Committee and Nominating Committee. We have disclosed biographical information on each of these persons in the Registration Statement. Simultaneous with their appointments, Marco Messina resigned as one of our directors.

Entry into a Material Definitive Agreement

On November 4, 2021, we entered into an underwriting agreement (the “Underwriting Agreement”) with Bousted Securities, LLC (the “Underwriter”) with respect to the issuance and sale in an underwritten public offering (the “Offering”) by us of an aggregate of 2,000,000 of our ordinary shares (the “Ordinary Shares”) at a public offering price of $5.00 per Common Share (the “Offering Price”). We also granted the Underwriter an option to purchase within 45 days of the Underwriting Agreement 15% of the Common Shares sold in the Offering (the “Over-Allotment Option”) at the Offering Price.

The Common Shares were approved to list on the Nasdaq Capital Market under the symbol VMAR and began trading on November 5, 2021.

The Underwriting Agreement contains customary representations, warranties and agreements, indemnification obligations, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, we, each of our directors and executive officers and our shareholders prior to the Offering have agreed not to sell, transfer or otherwise dispose of our securities, without the prior written consent of the underwriter, during the period ending 180 days after the date of the Underwriting Agreement.

In exchange for the Underwriter’s services under the Underwriting Agreement, we agreed to (i) pay the Underwriter a cash fee equal to 7% of the gross proceeds from the Offering, (ii) pay the Underwriter a non-accountable expense allowance equal to 0.75% of the gross proceeds from the Offering, (iii) reimburse the Underwriter for up to $250,000 of certain accountable expenses and (iv) grant the Underwriter warrants to purchase Common Shares equal to 7% of the aggregate number of Common Shares sold in the Offering (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at a per share exercise price equal to $5.50, which represents 110% of the public offering price per share in this offering.

The Offering closed on November 9, 2021 at which time we sold of 2,300,000 Common Shares at the Offering Price, which includes 300,000 shares sold upon full exercise of the Over-Allotment Option. After deducting underwriting discounts, commissions and offering expenses, the net proceeds from the Offering were approximately $10,358,750. We issued 161,000 of the Representative’s Warrants in connection with the Offering.

The Underwriting Agreement is included as an exhibit to this Current Report on Form 6-K to provide investors and security holders with information regarding its terms. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific date, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

Other Events

On November 5, 2021, we issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

On November 8, 2021, we issued a press release announcing the underwriter’s exercise of its over-allotment option. A copy of the press release is attached as Exhibit 99.2 hereto.

Exhibits

Exhibit No.	Exhibit

1.1	Underwriting Agreement, dated November 4, 2021, between Mainz Biomed N.V. and Boustead Securities, LLC
3.1	Deed of Conversion, dated November 9, 2021
99.1	Press Release, dated November 5, 2021
99.2	Press Release, dated November 8, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAINZ BIOMED N.V.

Date: November 12, 2021	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Chief Financial Officer

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